FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Report on Form 6-K for the month of February, 2002

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

(Exact Name of Registrant as Specified in Its Charter)

DELHAIZE BROTHERS
AND CO. “THE LION” ESTABLISHMENT

(Translation of Registrant’s Name into English)

RUE OSSEGHEM 53
B-1080 BRUSSELS, BELGIUM

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X      Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No   X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Table of Contents

Page

Press Release, dated February 21, 2002, of Etablissements Delhaize Frères et Cie “Le Lion” S.A. (“Delhaize Group”)	3

Delhaize America, Inc. unaudited consolidated financial statements for the fourth quarter 2001	17

FEBRUARY 21, 2002	FOR IMMEDIATE RELEASE

Contacts:	Guy Elewaut:	+ 32 (0)2 412 29 48
	Geoffroy d’Oultremont:	+ 32 (0)2 412 83 21
	Amy Shue (U.S. investors):	+ 1 (704) 633-8250, ext. 2529
	Ruth Kinzey (U.S. media):	+ 1 (704) 633-8250, ext. 2118

DELHAIZE GROUP REPORTS 2001 RESULTS
Cash Earnings per Share Increase 18.2% to EUR 4.26

•	Sales rise by 17.8% to EUR 21.4 billion

•	Cash flow from operations increase by 29.4% to EUR 1.65 billion

•	Increased cash flow margin to 7.7%

•	Cash earnings per share up by 18.2% to EUR 4.26

•	Net dividend increase by 5.9% to EUR 1.08

•	Delhaize Group expects to add 136 stores in 2002

•	Sales expected to increase by a mid single digit figure

•	Expected growth by 10 to 12% of cash earnings per share in 2002

BRUSSELS, Belgium, February 21, 2002 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, reported today that in the fiscal year 2001 cash earnings per share increased by 18.2% to EUR 4.26 due to the continued sales growth, the integration of Hannaford Bros. and significant margin improvements both in the U.S. and Belgian operations.

“2001 was a year of transformation for Delhaize Group”, said Pierre-Olivier Beckers, President and Chief Executive Officer. “The share exchange with Delhaize America, the listing on the New York Stock Exchange and the creation of a new management structure were milestones in the development of our Group. Nevertheless, management stayed focused on the day-to-day operations and the successful integration of Hannaford Bros. This resulted in solid sales and a major improvement of the profitability in both the U.S. and Belgian operations.”

In 2001, Delhaize Group achieved sales of EUR 21.4 billion, an increase of 17.8% compared to 2000. Organic sales growth was 4.0%. Notwithstanding the economic slow down both in the United States and Europe, sales continued to grow in the existing stores by successful sales initiatives. Comparable store sales rose by 1.4% at Delhaize America and 4.9% in Belgium. Also the continued opening of new stores in all markets was an important driver of the organic sales growth. In 2001, Delhaize Group added 134 stores to its sales network, reaching a total of 2,444 stores at year end.

In 2001, Delhaize Group also continued successfully focusing on gross margin improvements, cost control, the generation of synergies and the exchange of best practices. As a result, the cash flow from operations of Delhaize Group grew by 29.4% to EUR 1.65 billion, or 7.7% of sales (7.0% in 2000). Delhaize America increased its cash flow from operations by 30.1% to 8.7% of sales, Delhaize Belgium by 17.9% to 5.4% of sales.

Due to the strong operational improvements in the different operating companies and the elimination of the minority interests at Delhaize America, Delhaize Group earned in 2001 EUR 339.0 million before goodwill amortization and exceptional income, compared to EUR 187.7 million in 2000. The effective tax rate rose to 53.2% (36.3% in 2000) because of the higher non-tax deductible goodwill amortization and exceptional charges.

In 2001, both amortization of goodwill and financial expenses increased due to the full year impact of the Delhaize America acquisition of Hannaford Bros. in July 2000 and the share exchange of Delhaize Group with Delhaize America in April 2001. In addition, Delhaize Group posted an exceptional charge for the closing of an Atlanta-based joint venture, Super Discount Markets, in which the Group held a 60% ownership, and charges related to its Delvita subsidiary in the Czech Republic. As a result, net earnings after goodwill amortization and exceptional income of Delhaize Group were EUR 149.4 million, or EUR 1.88 per share (EUR 160.7 million or EUR 3.09 per share in 2000).

At the Shareholders’ General Meeting to be held on May 23, 2002, the Board of Directors will propose the payment of a dividend, after deduction of 25% Belgian withholding tax, of EUR 1.08 per share, a 5.9% increase over 2000.

At the end of 2001, Delhaize Group’s net debt increased from EUR 4.6 billion to EUR 4.8 billion due to the appreciation of the U.S. dollar and an increase in operating leases. The net debt to equity ratio decreased from 160.0% at the end of 2000 to 127.3% because of the increase of Group equity from EUR 2.9 billion to EUR 3.8 billion as a consequence of the share exchange with Delhaize America.

In 2001, Delhaize Group generated EUR 455.8 million free cash flow after dividend payments. The working capital requirement improved by EUR 70.1 million, while capital expenditure totaled EUR 553.6 million or 2.6% of sales.

Outlook

“Building upon its fundamental transformation in 2001, Delhaize Group is now well placed to strengthen in 2002 both its top and bottom line”, commented Pierre-Olivier Beckers. “The combination of the local strengths of the different banners with the global expertise of the Group, will allow Delhaize Group to continue to enlarge successfully its sales network, implement important sales and margin initiatives, and integrate the different acquisitions.”

–	At identical currencies, it is expected that sales of Delhaize Group will grow in 2002 by a mid single digit number (excl. discontinued operations) and cash earnings per share by 10 to 12%.

–	Delhaize Group plans capital expenditure of approximately EUR 715 million in 2002. The sales network is expected to grow by approximately 136 stores in 2002 to a total of 2,580 stores.

–	Comparable store sales growth of Delhaize America is estimated to be 1-2% for the year 2002.

–	Building upon its strong performance in 2001, Delhaize Belgium expects to maintain its operating cash flow margin at least at the same level as in 2001 while implementing a new commercial policy resulting in a decrease of average prices.

Fourth quarter 2001 results

In the fourth quarter of 2001, organic growth of Delhaize Group was 4.2%. Compared to 2000 figures adjusted for Delhaize America’s results on a thirteen-week basis, sales of Delhaize Group grew by 1.5%. Due to a change in its financial calendar, Delhaize America only contributed 13 weeks to Delhaize Group’s sales in the fourth quarter of 2001, against 16 weeks in 2000. As a result, in the fourth quarter of 2001, Delhaize Group’s sales amounted to EUR 5.5 billion compared to EUR 6.2 billion in the fourth quarter of 2000.

Compared to 2000 figures adjusted for Delhaize America’s results on a thirteen-week basis, cash flow from operations of Delhaize Group grew by 12.2% in the fourth quarter of 2001 to EUR 456.1 million (8.4% of sales), while cash earnings per outstanding share increased by 5.3% from EUR 1.16 to EUR 1.23. Net earnings were positively impacted by a EUR 19.4 million (net of minority interests) reversal of the provision for the closing of Super Discount Markets. In the fourth quarter of 2001, reported earnings after goodwill amortization and exceptional income of Delhaize Group were EUR 90.8 million or EUR 0.99 per share.

GEOGRAPHICAL OVERVIEW

United States

In 2001, Delhaize America successfully both reinforced its market share positions and increased its operating margins. The sales contribution of Delhaize America grew by 17.7% to USD 14.9 billion (EUR 16.6 billion). The consistent “Every Day Low Price” positioning complemented with focused promotions, and ongoing assortment adjustments and category management, resulted in a comparable store sales growth of 1.4%. In 2001, Delhaize America opened 47 new stores, and relocated or closed eight stores, resulting in a net increase of 39 stores. In addition, Delhaize America remodeled or expanded 145 supermarkets.

The gross margin of Delhaize America increased to 26.8% compared to 25.5% in 2000 through an improved sales mix, more selective promotions and the introduction of zone pricing at Food Lion. Cash flow from operations of Delhaize America increased by 30.1% to USD 1.3 billion (EUR 1.4 billion), or 8.7% of sales (7.9% in 2000). The integration of Hannaford Bros. continued as planned, and Delhaize Group is confident it will achieve the annual pre-tax synergies of approximately USD 75 million in the third full year after the July, 2000 acquisition.

The increased operational profitability and the elimination of the minority interests at Delhaize America led to a rise of 108.2% of the contribution of Delhaize America to the cash earnings of Delhaize Group, from USD 129.3 million (EUR 140.2 million) in 2000 to USD 269.1 million (EUR 300.4 million) in 2001. The contribution to Group net earnings amounted to USD 189.9 million (EUR 212.1 million) compared to USD 82.0 million (EUR 88.9 million) in 2000.

In 2002, Delhaize America expects to open 45 new supermarkets, and 11 stores will be relocated, resulting in a total number at the end of 2002 of 1,493 stores, a net increase of 34 outlets. Approximately 137 stores will be remodeled or expanded. The total net selling area is expected to grow in 2002 by approximately 3.0%. Comparable store sales growth of Delhaize America is estimated to be 1-2% for the year 2002.

In 2001, Super Discount Markets achieved sales of USD 249.7 million (EUR 278.8 million). Cash flow from operations was USD
-0.3 million (EUR -0.3 million) and cash earnings were USD -3.7 million (EUR -4.2 million). After a strategic review of its operations, Delhaize Group initiated the closure of the 19 supermarkets operated by Super Discount Markets in the fourth quarter of 2001.

Europe

In 2001, Delhaize Belgium sales grew by 7.7% to EUR 3.2 billion due to the growth of the store network and successful sales initiatives in its existing stores. The sales network was extended by 60 stores while comparable store sales rose by 4.9%. The market share of Delhaize Belgium increased by approximately 0.6 percentage point to 24.6% (source: A.C. Nielsen).

The three-year plan launched in 1999 to improve the Belgian profitability through gross margin and cost improvements succeeded in increasing the Belgian operating cash flow margin from 4.0% in 1998 to 5.4% in 2001. The operating cash flow of Delhaize Belgium grew in 2001 by 17.9% to EUR 173.9 million. In the fourth quarter of 2001, the operating cash flow of Delhaize Belgium increased by 13.2% to 6.1% of sales, exceeding the target of 5.5%. In 2001, cash earnings of Delhaize Belgium grew by 25.8% to EUR 85.1 million.

In 2002, the sales network of Delhaize Belgium is expected to grow by 61 stores, including two Delhaize “Le Lion” supermarkets, to reach a total of 736 stores at year-end. The major sales initiative in 2002 is the launch in the beginning of the year of a new commercial policy leading to a more limited number of promotions and consistently lower everyday prices.

In 2001, sales in the other European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 13.7% to EUR 1.1 billion, passing for the first time the mark of EUR 1 billion. The sales increase was positively influenced by the acquisition in early 2001 of the Greek food retailer Trofo, which was partially offset by the divestiture of the French subsidiary P.G. in 2000. In 2001, Delhaize Group increased the number of European stores outside Belgium by 47 to a total of 224 at the end of 2001.

In 2001, the cash flow from operations of this Delhaize Group division amounted to EUR 46.6 million compared to EUR 51.3 million in 2000. The decrease was due to the divestiture in 2000 of the French company P.G. and the inherited lower profitability of Trofo. In 2001, cash earnings of the other European operations of Delhaize Group decreased from EUR 6.3 million to EUR -6.8 million due to the restructuring of Delvita and integration costs for Trofo.

In 2002, the sales network of the European operations of Delhaize Group will be enlarged by 11 supermarkets. This will bring the total to 235 stores, including 105 in Greece, 98 in the Czech Republic, 17 in Slovakia and 15 in Romania. In 2002, the management of Alfa-Beta will focus on the completion of the Trofo integration and the Delvita management on the remodeling of the largest part of the store network. On February 14, 2002, Delvita launched 25 fully remodeled supermarkets according to its new concept focused on fresh products and services.

Asia

In 2001, the operations of Delhaize Group in Asia reported sales growth of 20.4% to EUR 187.0 million (with 100% of Shop N Save, sales would have been EUR 264.1 million). Eighteen supermarkets were added to make a total of 86 supermarkets, including 26 in Thailand, 29 in Indonesia and 31 in Singapore. Cash flow from operations of the Asian activities of Delhaize Group amounted to EUR 2.3 million compared to EUR -0.9 million in 2000. In Asia, Delhaize Group cash earnings remained unchanged at EUR -3.6 million. In 2002, Delhaize Group expects to increase its sales network in Asia by 30 outlets to a total of 116 supermarkets.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer listed on Euronext Brussels and the New York Stock Exchange. At the end 2001, Delhaize Group’s sales network consisted of 2,444 stores in ten countries on three continents. In 2001, Delhaize Group posted EUR 21.4 billion in sales and cash earnings of EUR 339.0 million. Delhaize Group employs approximately 146,000 people.

SHAREHOLDERS’ AGENDA

• Press release — 2002 first quarter results	April 26, 2002
• Final date for depositing shares for the Annual Shareholders Meeting	May 16, 2002
• Annual Shareholders Meeting	May 23, 2002
• Dividend payment	May 27, 2002
• Press release — 2002 second quarter results	August 1, 2002
• Press release — 2002 third quarter results	October 25, 2002

This press release is available in English, French and Dutch. You can also find it on the recently renewed web site http://www.delhaizegroup.com. More detailed information on the 2001 sales, store network and selling area, as well as the 2002 opening program is available in the sales press release of January 9, 2002, to be consulted on the web site. Questions can be sent to investor@delhaizegroup.com.

The Delhaize Group management will comment on the financial year 2001 results during an investors’ meeting starting February 21, 2002 at 3 p.m. (CET). The meeting will be broadcast live over the internet at http://www.delhaizegroup.com. Click on the button “Web cast Events” to access and follow the live presentation. By clicking on the appropriate button, you will be able to submit simultaneously your written questions to the management. The presentation can be downloaded from the web site. An on-demand replay of the web cast will be available after the investors’ meeting at http://www.delhaizegroup.com.

Full Year 2001 Figures (Audited)

INCOME STATEMENT (1) (in millions of EUR)	2001	2000	2001/2000

Sales	21,395.9	18,168.2	+17.8% (2)

EBITDA (FIFO)	1,649.2	1,274.5	+29.4%
EBITDA margin	7.7%	7.0%	—
Depreciation	(561.4)	(454.0)	+23.7%
Amortization of goodwill and intangibles (3)	(158.0)	(51.5)	+206.8%
Store closings in the normal course of business (4)	(8.5)	(29.5)	-71.3%

Operating result (EBIT)	921.3	739.5	+24.6%
EBIT margin	4.3%	4.1%	—
Financial income / (expense)	(464.3)	(296.2)	+56.7%

Earnings before income taxes and exceptional items	457.0	443.3	+3.1%
Other income / (expense)	(0.6)	2.1	N.A.
Exceptional income / (expense) (5)	(95.8)	(43.4)	N.A.

Earnings before income taxes	360.6	402.0	-10.3%
Income taxes (6)	(191.8)	(145.7)	+31.6%

Net earnings from consolidated companies	168.8	256.3	-34.2%
Minority interests (5)	(19.3)	(95.6)	-79.8%

Reported earnings	149.4	160.7	-7.0%
Cash earnings	339.0	187.7	+80.6%

Reported EPS (in EUR)	1.88	3.09	-39.2%
Cash EPS (in EUR)	4.26	3.61	+18.2% (7)
Net dividend (in EUR)	1.08	1.02	+5.9%

Weighted average number of shares outstanding	79,494,100	52,022,909	+52.8%
Number of shares outstanding at year-end (8)	92,094,252	52,031,725	+77.0%

(1)	Delhaize America is consolidated at 100% since April 26, 2001. Hannaford Bros. is consolidated since July 31, 2000, Mega Image since May 2000 and Trofo since January 2001. P.G. is consolidated until September 2000 and Super Discount Markets until November 12, 2001.

(2)	Organic sales growth: + 4.0%.

(3)	After an external appraisal of the assets and liabilities of Delhaize America, the goodwill recognized in the share exchange with Delhaize America is EUR 1.9 billion, which is amortized over a period of 40 years.

(4)	In 2001, Delhaize America closed 8 stores in the normal course of business compared to 15 stores in 2000.

(5)	In 2001, Delhaize Group recorded an exceptional expense of EUR 95.8 million (EUR 70.2 million, net of taxes and minority interests) related to the closing of the stores of Super Discount Markets, the share exchange with Delhaize America, the acquisition of Hannaford Bros. and a review of assets by Delvita. In 2000, Delhaize Group recorded an exceptional expense of EUR 43.4 million (income of EUR 8.9 million, net of taxes and minority interests) related to the closing of 13 American stores and costs related to the acquisition of Hannaford Bros.

(6)	The tax-deductible one-time costs related to the closing of 13 American stores and the Hannaford acquisition influenced income taxes favorably in 2000. In 2001, Delhaize Group recorded significant non-tax deductible one-time charges for Super Discount Markets and Delvita, while Delhaize America reviewed its estimated taxes for the whole year upward.

(7)	+15.0% at identical currency rates.

(8)	In 2001, Delhaize Group bought back 575,300 own shares, issued 40,360,979 shares and re-issued 276,848 shares. At the end of 2001, Delhaize Group owned 298,452 own shares.

GEOGRAPHICAL CONTRIBUTION		Cash Flow from Operations				Cash Earnings

	(in millions)	2001	2000	2001/2000	% of Sales	2001	2000	2001/2000

United States (1)	USD	1,294.7	1,001.1	+29.3%	8.6%	265.4	128.9	+105.9%
of which Delhaize America		1,295.0	995.5	+30.1%	8.7%	269.1	129.3	+108.2%
Belgium	EUR	173.9	147.5	+17.9%	5.4%	85.1	67.6	+25.8%
Rest of Europe (2)	EUR	46.6	51.3	-9.1%	4.3%	(6.8)	6.3	N.A.
Asia (3)	EUR	2.3	(0.9)	N.A	1.2%	(3.6)	(3.6)	+0.5%
Corporate (4)	EUR	(19.3)	(9.6)	-102.5%	—	(31.9)	(22.5)	-42.1%

TOTAL	EUR	1,649.2	1,274.5	+29.4%	7.7%	339.0	187.7	+80.6%

(1)	Delhaize America is consolidated at 100% since April 26, 2001. Hannaford Bros. is consolidated since July 31, 2000, Mega Image since May 2000 and Trofo since January 2001. P.G. was consolidated until September 2000 and Super Discount Markets until November 12, 2001. Average exchange rate 2000: EUR 1 = USD 0.9217 — Average exchange rate 2001: EUR 1 = USD 0.8956.

(2)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). The 2000 results include P.G. (France), that was divested in September 2000. The 2001 results include Trofo (Greece), that was acquired in January 2001.

(3)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

(4)	The increase of corporate costs is due to the establishment of an international group structure after the share exchange.

BALANCE SHEET (in millions of EUR)	December 31, 2001		December 31, 2000

Assets

Fixed assets		9,135.1		7,487.4
Goodwill	3,445.9		3,050.2
Other intangible assets	1,437.9		618.6
Tangible assets	4,216.9		3,792.2
Financial assets	34.4		26.4
Current assets		2,950.7		2,910.3
Inventories	1,861.7		1,864.4
Receivables and other assets	679.6		772.8
Treasury shares	17.5		—
Cash and short-term investments	391.9		273.1

Total Assets		12,085.8		10,397.7

Liabilities

Group equity		3,751.6		2,874.4
Shareholder’s equity	3,716.0		1,364.7
Minority interests	35.6		1,509.7
Provisions and deferred tax liabilities		993.3		578.6
Long-term debt		4,546.2		1,350.2
of which financial debt	4,529.9		1,338.8
Current liabilities		2,794.7		5,594.5
of which financial liabilities	637.8		3,523.3

Total liabilities		12,085.8		10,397.7

Net debt		4,775.9		4,589.0

Net debt to equity ratio		127.3%		160.0%

EARNINGS RECONCILIATION (in millions of EUR)	2001	2000	2001/2000

Reported earnings	149.4	160.7	-7.0%

Add back:
Store closings in the normal course of business	+8.5	+29.5
Taxes and minority interests on store closings	-4.0	-20.5
Amortization of goodwill and intangibles	+158.0	+51.5
Taxes and minority interests on amortization of goodwill and intangibles	-43.1	-24.6
Exceptional result	+95.8	+43.4
Taxes and minority interests on exceptional income / (expense)	-25.6	-52.3

Cash earnings	339.0	187.7	+80.6%

EARNINGS RECONCILIATION (in millions of EUR)	4th Q 2001	4th Q 2000	2001/2000

Reported earnings	90.8	66.7	+36.2%

Add back:
Store closings in the normal course of business	+2.6	+0.6
Taxes and minority interests on store closings	-1.0	-0.4
Amortization of goodwill and intangibles	+59.6	+32.2
Taxes and minority interests on amortization of goodwill and intangibles	-19.7	-15.9
Exceptional result	-55.3	-3.1
Taxes and minority interests on exceptional income / (expense)	+35.9	-20.6

Cash earnings	112.9	59.5	+89.9%

CASH FLOW STATEMENT (in millions of EUR)	2001	2000

Operating Activities

Income before minority interests	168.8	256.3
Adjustments for non-cash items	1,302.5	856.7
Changes in working capital requirement	70.1	(82.0)
Additions to provisions for liabilities and deferred taxation	59.3	62.9
Interests paid	(367.7)	(269.0)
Income taxes paid	(24.5)	(154.4)

Net cash provided by operating activities	1,208.5	670.5

Investing Activities

Purchase of shares in consolidated companies, net of cash and cash equivalents acquired	(69.9)	(2,949.0)
Purchase of intangible, tangible and financial assets, net of sales	(546.2)	(453.7)
Sale of shares in consolidated companies, net of cash and cash equivalents disposed of	—	71.0
Other investing activities	7.8	1.3
Net cash used in investing activities	(608.3)	(3,330.4)

Cash flow before financing activities	600.2	(2,660.0)

Financing Activities

Proceeds from the exercise of share warrants and stock options	17.1	5.6
Treasury shares repurchased	(36.2)	—
Additions to (repayments of) long-term loans (net of direct financing costs)	2,834.8	(76.1)
Additions to (repayments of) short-term loans	(2,892.4)	2,703.3
Dividends and directors’ remuneration paid (incl. div. from subs to minority interests)	(144.4)	(117.2)
Loss on rate-lock related to Delhaize America long-term bond	(239.0)	—

Net cash provided by (used-in) financing activities	(460.1)	2,515.6

Effect of foreign exchange translation differences and change in scope of consolidation	10.8	14.5

Net increase (decrease) in cash and cash equivalents	150.9	(129.9)

Cash & cash equivalents at beginning of period	233.9	363.8
Cash & cash equivalents at end of period	384.8	233.9

Free cash flow after dividend payments	455.8	(2,777.2)

Fourth Quarter 2001 Figures (Unaudited)

INCOME STATEMENT (1) (in millions of EUR)	4th Q 2001	4th Q 2000	2001/2000

Sales	5,452.3	6,223.8	-12.4% (2)

EBITDA (FIFO) (4)	456.1	463.5	-1.6%
EBITDA margin	8.4%	7.5%	—
Depreciation	(152.2)	(164.7)	-7.6%
Amortization of goodwill and intangibles (3)	(59.6)	(32.2)	+85.2%
Store closings in the normal course of business (4)	(2.6)	(0.6)	N.A.

Operating result (EBIT)	241.7	266.0	-9.2%
EBIT margin	4.4%	4.3%	—
Financial income / (expense)	(113.8)	(126.0)	-9.7%

Earnings before income taxes and exceptional items	127.9	140.0	-8.6%
Other income / (expense)	(1.6)	0.4	—
Exceptional income / (expense) (5)	55.3	3.1	—

Earnings before income taxes	181.6	143.5	+26.6%
Income taxes	(54.0)	(48.9)	+10.4%

Net earnings from consolidated companies	127.6	94.6	+34.9%
Minority interests	(36.8)	(27.9)	+31.8%

Reported earnings	90.8	66.7	+36.2%
Cash earnings	112.9	59.5	+89.9%

Reported EPS (in EUR)	0.99	1.28	-23.0%
Cash EPS (in EUR)	1.23	1.14	+7.3% (6)

Weighted average number of shares outstanding	92,093,025	52,031,725	+77.0%
Number of shares outstanding at the end of the 4th quarter (7)	92,094,252	52,031,725	+77.0%

(1)	Delhaize America is fully consolidated since April 26, 2001. Trofo is consolidated since January 1, 2001. Super Discount Markets is consolidated until November 12, 2001.

(2)	In the fourth quarter of 2000, Delhaize America contributed 16 weeks to the Delhaize Group sales, in the fourth quarter of 2001 only 13 weeks. Excluding this calendar effect as well as acquisitions, divestitures and currency fluctuations, organic sales growth of Delhaize Group was 4.2% in the fourth quarter of 2001.

(3)	After an external appraisal of the assets and liabilities of Delhaize America, the goodwill recognized in the share exchange with Delhaize America is EUR 1.9 billion, which is amortized over a period of 40 years.

(4)	In the fourth quarter of 2001, Delhaize America closed 1 store in the normal course of business compared to 6 stores in the fourth quarter of 2000.

(5)	In the fourth quarter of 2001, Delhaize Group recorded an exceptional income of EUR 55.3 million (EUR 19.4 million, net of taxes and minority interests) due to a reversal of the provision for the closing of Super Discount Markets.

(6)	+7.7% at identical currency rates.

(7)	In the fourth quarter of 2001, Delhaize Group bought back 23,100 own shares and re-issued 23,306 shares.

GEOGRAPHICAL
CONTRIBUTION		Cash Flow from Operations

	(in millions)	4th Q 2001	4th Q 2000	2001/2000	% of Sales

United States (1)	USD	354.9	362.6	-2.1%	9.3%
of which Delhaize America (2)	USD	355.3	360.9	-1.6%	9.5%
Belgium	EUR	52.0	45.9	+13.2%	6.1%
Rest of Europe (3)	EUR	17.5	13.7	+27.8%	5.6%
Asia (4)	EUR	0.5	(0.8)	N.A	0.9%
Corporate	EUR	(10.3)	(3.2)	N.A	—

TOTAL	EUR	456.1	463.5	-1.6%	8.4%

(1)	Super Discount Markets was consolidated until November 12, 2001. Average exchange rate fourth quarter 2000: EUR 1 = USD 0.8683 — Average exchange rate fourth quarter 2001: EUR 1 = USD 0.8959.

(2)	Thirteen-week period in 2001 compared to a sixteen-week period in 2000.

(3)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). The results of 2001 include Trofo (Greece), that was acquired in January 2001.

(4)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Pro-forma(1) Fourth Quarter 2001 Figures (Unaudited)

INCOME STATEMENT (2) (in millions of EUR)	Actual 4th Q 2001	Pro forma 4th Q 2000	2001/2000

Sales	5,452.3	5,372.1	+1.5% (3)

EBITDA (FIFO)	456.1	406.6	+12.2%
EBITDA margin	8.4%	7.6%	—
Depreciation	(152.2)	(139.8)	+8.8%
Amortization of goodwill and intangibles (4)	(59.6)	(26.7)	+123.6%
Store closings in the normal course of business (5)	(2.6)	(0.6)	N.A.

Operating result (EBIT)	241.7	239.5	+0.9%
EBIT margin	4.4%	4.5%	—
Financial income / (expense)	(113.8)	(102.9)	+10.5%

Earnings before income taxes and exceptional items	127.9	136.6	-6.3%
Other income / (expense)	(1.6)	3.1	—
Exceptional income / (expense) (6)	55.3	6.3	N.A.

Earnings before income taxes	181.6	146.0	+24.4%
Income taxes	(54.0)	(42.4)	+27.5%

Net earnings from consolidated companies	127.6	103.6	+23.2%
Minority interests	(36.8)	(32.4)	+13.6%

Reported earnings	90.8	71.2	+27.5%
Cash earnings	112.9	60.6	+86.4%

Reported EPS (in EUR)	0.99	1.37	-28.0%
Cash EPS (in EUR)	1.23	1.16	+5.3% (7)

Weighted average number of shares outstanding	92,093,025	52,031,725	+77.0%
Number of shares outstanding at the end of 4th Q (8)	92,094,252	52,031,725	+77.0%

(1)	Fourth quarter 2000 figures of Delhaize Group adjusted for the change in financial calendar by Delhaize America from 16 weeks in the fourth quarter of 2000 to 13 weeks in the fourth quarter of 2001.

(2)	Delhaize America is fully consolidated since April 26, 2001. Trofo is consolidated since January 1, 2001. Super Discount Markets is consolidated until November 12, 2001.

(3)	Organic sales growth: + 4.2%.

(4)	After an external appraisal of the assets and liabilities of Delhaize America, the goodwill recognized in the share exchange with Delhaize America is EUR 1.9 billion, which is amortized over a period of 40 years.

(5)	In the fourth quarter of 2001, Delhaize America closed 1 store in the normal course of business compared to 6 stores in the fourth quarter of 2000.

(6)	In the fourth quarter of 2001, Delhaize Group recorded an exceptional income of EUR 55.3 million (EUR 19.4 million, net of taxes and minority interests) due to a reversal of the provision for the closing of Super Discount Markets.

(7)	+ 5.8 % at identical currency rates.

(8)	In the fourth quarter of 2001, Delhaize Group bought back 23,100 own shares and re-issued 23,306 shares.

GEOGRAPHICAL
CONTRIBUTION (1)		Cash Flow from Operations

	(in millions)	4th Q 2001	4th Q 2000	2001/2000	% of Sales

United States (2)	USD	354.9	309.0	+14.8%	9.3%
of which Delhaize America	USD	355.3	307.3	+15.6%	9.5%
Belgium	EUR	52.0	45.9	+13.2%	6.1%
Rest of Europe (3)	EUR	17.5	13.7	+27.8%	5.6%
Asia (4)	EUR	0.5	(0.8)	N.A	0.9%
Corporate	EUR	(10.3)	(3.2)	N.A	—

TOTAL	EUR	456.1	406.6	+12.2%	8.4%

(1)	Fourth quarter 2000 figures of Delhaize America and Delhaize Group adjusted for the change in financial calendar by Delhaize America from 16 weeks in the fourth quarter of 2000 to 13 weeks in the fourth quarter of 2001.

(2)	Super Discount Markets was consolidated until November 12, 2001. Average exchange rate fourth quarter 2000: EUR 1 = USD 0.8683 — Average exchange rate fourth quarter 2001: EUR 1 = USD 0.8959.

(3)	Alfa-Beta (Greece), Delvita (Czech Republic and Slovakia) and Mega Image (Romania). The results of 2001 include Trofo (Greece), that was acquired in January 2001.

(4)	Food Lion Thailand, Super Indo (Indonesia) and Shop N Save (Singapore).

Definitions

•	Cash flow from operations: EBITDA or earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business and exceptional items

•	Cash earnings: reported earnings plus goodwill amortization, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests

•	Cash EPS: cash earnings divided by the weighted average number of shares outstanding during the corresponding period

•	Comparable store sales: sales from the same stores, including relocations and expansions

•	Free cash flow: cash flow before financing activities less dividend payments

•	Net debt: long-term financial liabilities (over one year) plus short-term financial liabilities, minus short-term investments and cash

•	Organic sales growth: sales growth excluding sales from acquisitions, divestitures, currency fluctuations and calendar differences

Auditor’s Approval

The statutory auditor, Deloitte & Touche, has confirmed that his audit work, which is substantially complete, has not revealed any significant matters requiring adjustments to the accounting information included in the press release.

Safe Harbor

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These statements are based on Delhaize Group’s current expectations. Delhaize Group’s actual results could differ materially from those stated or implied in such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2000 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the 13 and 16 Weeks ended December 29, 2001 and December 30, 2000
(Dollars in thousands)

		Pro forma
	13 Weeks	13 Weeks	16 Weeks
	Dec. 29, 2001	Dec. 30, 2000	Dec. 30, 2000

	(A)	(B)	(C)	A%	B%	C%

Net sales and other revenues	$3,760,990	$3,679,948	$4,483,925	100.00	100.00	100.00
Cost of goods sold	2,786,741	2,755,294	3,370,969	74.10	74.87	75.18
Selling and administrative expenses	792,056	740,467	912,734	21.06	20.12	20.36
Asset impairment provision	7,036	—	—	0.19	0.00	0.00
Store closing provision	2,336	100	(3,038)	0.06	0.00	-0.07
Merger expense	—	21,701	24,873	0.00	0.59	0.55

Operating income	172,821	162,386	178,387	4.59	4.42	3.98
Interest expense	82,353	85,782	103,061	2.19	2.33	2.30

Income before income taxes	90,468	76,604	75,326	2.40	2.09	1.68
Provision for income taxes	39,194	27,338	33,859	1.04	0.75	0.76

Net income	$51,274	$49,266	$41,467	1.36	1.34	0.92

EBITDA (FIFO)	$339,181	$302,876	$346,357

Note: Pro forma consolidated statements of income for the 13 and 52 week periods ended December 30, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA might differ from similarly titled measures for other companies.

DELHAIZE AMERICA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

For the 52 Weeks ended December 29, 2001 and December 30, 2000
(Dollars in thousands)

		Pro forma
	52 Weeks	52 Weeks	52 Weeks
	Dec. 29, 2001	Dec. 30, 2000	Dec. 30, 2000

	(D)	(E)	(F)	D%	E%	F%

Net sales and other revenues	$14,913,227	$14,303,066	$12,669,149	100.00	100.00	100.00
Cost of goods sold	11,118,725	10,775,811	9,562,231	74.56	75.34	75.48
Selling and administrative expenses	3,095,620	2,904,889	2,521,935	20.76	20.31	19.91
Asset impairment provision	7,036	26,961	26,961	0.05	0.19	0.21
Store closing provision	7,586	42,834	42,834	0.05	0.30	0.34
Merger expense	39,713	51,162	38,546	0.27	0.35	0.30

Operating income	644,547	501,409	476,642	4.31	3.51	3.76
Interest expense	342,253	335,917	213,057	2.29	2.35	1.68

Income before income taxes	302,294	165,492	263,585	2.02	1.16	2.08
Provision for income taxes	141,531	85,139	108,099	0.95	0.60	0.85

Net income	$160,763	$80,353	$155,486	1.07	0.56	1.23

EBITDA (FIFO)	$1,248,616	$1,112,685	$956,495

Note: Pro forma consolidated statements of income for the 13 and 52 week periods ended December 30, 2000 are presented to reflect the impact of the calendar change to a thirteen week calendar quarter and to include the results of operations of Hannaford Bros. Co. which was acquired on July 31, 2000.

EBITDA is defined by our company as earnings before interest, taxes, depreciation, amortization, LIFO income/expense, merger expense, store closing provision and asset impairment provision. We do not represent EBITDA as an alternative measure to net income or cash flow from operations, which is determined in accordance with U.S. GAAP. Investors should note that our calculation of EBITDA might differ from similarly titled measures for other companies.

DELHAIZE AMERICA, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Dollars in thousands except per share amounts)	December 29, 2001	December 30, 2000

Assets
Current assets:
Cash and cash equivalents	$122,206	$135,636
Receivables	198,158	204,695
Investments	15,000	—
Intercompany receivable	14,718	—
Income tax receivable	8,429	82,483
Inventories	1,239,470	1,260,532
Prepaid expenses	28,250	49,409
Deferred tax assets	6,169	49,996

Total current assets	1,632,400	1,782,751
Property and equipment, net	3,011,279	2,825,241
Intangible assets, net	4,158,840	3,275,718
Deferred tax asset	71,640	—
Other assets	63,361	43,086

Total assets	$8,937,520	$7,926,796

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings	$140,000	$2,740,000
Accounts payable	693,729	762,552
Dividend payable	86,093	—
Accrued expenses	305,364	303,839
Capital lease obligations — current	38,118	30,622
Long term debt- current	17,890	126,196
Other liabilities — current	32,534	80,378

Total current liabilities	1,313,728	4,043,587
Long-term debt	3,065,446	455,240
Capital lease obligations	675,746	600,472
Deferred income taxes	531,165	153,018
Other liabilities	161,666	233,320

Total liabilities	5,747,751	5,485,637
Shareholders’ equity:
Class A non-voting common stock	53,149	52,998
Class B voting common stock	37,645	37,645
Comprehensive income/loss	(64,471)	—
Additional paid-in capital	2,452,945	841,961
Retained earnings	710,501	1,508,555

Total shareholders’ equity	3,189,769	2,441,159

Total liabilities and shareholders’ equity	$8,937,520	$7,926,796

DELHAIZE AMERICA, INC.
Financial and Statistical Data
(Dollars in millions)
(unaudited)

	Fourth Quarter ended			Year to Date
		Pro forma			Pro forma
	Dec. 29,	Dec. 30,	Dec. 30,	Dec. 29,	Dec. 30,	Dec. 30,
	2001	2000	2000	2001	2000	2000

Operating cash flow:
Net income (loss)	$51.3	$49.3	$41.5	$160.8	$80.4	$155.5
Add (subtract):
Income taxes	39.1	27.3	33.8	141.5	85.1	108.1
Interest expense	82.3	85.8	103.1	342.3	335.9	213.1
Depreciation	117.3	100.7	122.8	416.0	396.5	327.6
Amortization of intangible assets	39.9	23.4	28.8	132.2	94.8	44.9
Asset impairment provision	7.0	—	—	7.0	27.0	27.0
Store closing provision	2.3	—	(3.0)	7.6	42.8	42.8
Merger expense	—	21.7	24.9	39.7	51.2	38.5
LIFO expense	—	(5.4)	(5.5)	1.5	(1.0)	(1.0)

Total operating cash flow (FIFO EBITDA)	$339.2	$302.8	$346.4	$1,248.6	$1,112.7	$956.5

As a percent of sales	9.0%	8.2%	7.7%	8.4%	7.8%	7.6%
Calculation of cash earnings :
Net income	$51.3	$49.3	$41.5	$160.8	$80.4	$155.5
Add back, net of tax:
Store closing provision	1.4	0.0	(1.9)	4.7	26.5	26.5
Asset impairment provision	4.3	0.0	0.0	4.3	16.7	16.7
Merger expense	0.0	13.5	15.4	24.6	31.7	23.9
Amortization of intangibles	30.3	21.2	26.3	110.2	86.2	41.0

Cash earnings	$87.3	$84.0	$81.3	$304.6	$241.5	$263.6

Other information:
Stores opened	7		21	47		66
Stores acquired	0		0	0		106
Stores closed	1		19	8		28
Stores renovated	28		58	145		173
Total stores				1459		1420
Capital expenditures	$101.3		$150.2	$394.8		$393.0
Total square footage (in millions)				53.3		51.4
Square footage increase				4%		19%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” S.A.

Date: February 21, 2002	By:	/s/ Craig Owens

Name: Craig Owens Title: Executive Vice President